FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 30, 2007	By:	/s/ TETSU OZAKI
Tetsu Ozaki
Senior Managing Director

Consolidated Results of Operations (US GAAP) Third quarter, year ending March 2007 Nomura Holdings, Inc. January 2007

1. This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2007 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the
United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is unaudited.

Third Quarter Results Key Points (P4)
Third Quarter Financial Highlights (P5)
Third Quarter Business Segment Highlights (P6)
Domestic Retail (P7)
Global Markets (P8)
Global Investment Banking (P9)
Global Merchant Banking (P10)
Asset Management (P11)
Non-interest Expenses
(Business Segment Total) (P12)
Presentation
Outline
Net Income and ROE (P14)
Consolidated Income (P15)
Main Revenue Items (P17)
Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (P19)
Segment “Other” Income (Loss) before Income Taxes (P21)
Consolidated Balance Sheet (P22)
Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies (Non-interest Expenses) (P23)
Domestic Retail Related Data (P24)
Global Merchant Banking Related Data (P28)
Asset Management Related Data (P29)
Third Quarter Achievements (P32)
League Tables (P33)
Market Share Data (P34)
Value at Risk (P35)
Number of Employees (P36)
Appendix

Third Quarter Results Key Points
*Nomura Securities (P24)
**Thomson Financial
Third quarter ROE (annualized) recovered to 14.6%, and cumulative ROE for 1Q-3Q now stands at 8.9%.
Commissions for distribution of investment trusts* totaled 33.7 billion yen, exceeding last year’s 4Q and setting a record high since we began quarterly reporting under US GAAP in the fiscal year ended March 2002.
In the Asset Management division, assets under management increased to 25.6 trillion yen, while net revenue and income before income taxes both marked record highs since we began quarterly reporting.
Our equity and equity-related bookrunner Japan deal value** totaled USD 7.3 billion in 3Q, a record high since we began quarterly reporting. We retained the top spot in the Equity and
Equity-related league table** (Japan) for CY 2006, the fourth consecutive year on top.

128.6
43.5
79.1
20.1
106.5
14.6%
8.3%
3.9%
22.1%
25.4%
0
20
40
60
80
100
120
140
0%
5%
10%
15%
20%
25%
30%
Third Quarter Financial Highlights
Net Revenue Net Income/ROE (Annualized) Income before Income Taxes**
Appendix :
Consolidated Income (Quarterly):  P16
Adjustment of Consolidated Results
and Segment Results: Income before
Income Taxes  (Quarterly): P20
*Annualized
**Income before income taxes for the year ended March 31, 2006, is the total for continuing and discontinued operations.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from the operations of Millennium
Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended
March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are not shown independently.
Income from discontinued operations
before income taxes
Income before income taxes
(billions of yen)
(billions of yen)
(billions of yen)
Effects of consolidation / deconsolidation of certain private equity investee companies
Unrealized gain (loss) on investments in equity securities held for relationship purposes
Business Segment results
3Q 4Q 1Q 2Q 3Q
FY2006.3 FY2007.3
3Q 4Q 1Q 2Q 3Q
FY2006.3 FY2007.3
3Q 4Q 1Q 2Q 3Q
FY2006.3 FY2007.3
Net revenue for the third quarter was 322.9 billion yen (+28.7% QoQ, -10.2% YoY). Income before income taxes was
132.1 billion yen (+80.8% QoQ, -29.4% YoY). Net income was 79.1 billion yen (+81.7% QoQ, -25.7% YoY). ROE* for the third quarter was 14.6%.
Net Income (lhs)
ROE (annualized, rhs)
308.7
40.7
27.4
386.4
282.2
209.8
255.7
-4.8
36.3
-13.1
-20.6
2.8
16.8
-62.9
0.1
325.7
205.9
251.0
322.9
0
100
200
300
400
500
359.8
231.8
101.2
54.4
82.6
36.3
2.8
-20.6
-4.8
-13.1
-90.8
23.0
-19.8
143.9
97.7
9.9
-0.4
1.3
33.4
209.6
187.1
132.1
73.1
0
100
200
300

Third Quarter Business Segment Highlights
Net Revenue
Appendix :
Adjustment of Consolidated Results
and Segment Results: Income before
Income Taxes (Quarterly): P20
Segment “Other” Income (Loss)
before Income Taxes: P21
Income before Income Taxes
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail
(billions of yen) (billions of yen)
3Q 4Q 1Q 2Q 3Q
FY2006.3 FY2007.3
3Q 4Q 1Q 2Q 3Q
FY2006.3 FY2007.3
With a significant quarter-on-quarter recovery in net revenue in Domestic Retail and Global Markets, net revenue from business segments was 308.7 billion yen (+20.7% QoQ, -20.1% YoY), and income before income taxes was 143.9 billion yen
(+47.3% QoQ, -37.9% YoY).
In the “Other” segment, we reported approximately 34.0 billion yen in revenue related to the IPO of Nomura Real Estate
Holdings.
74.1
51.4
42.5
28.2
46.9
66.0
14.3
-3.6
24.1
5.6
16.3
10.9
9.8
41.5
6.7
11.1
12.2
-23.0
60.9
17.0
23.3
77.6
-21.0
6.2
5.7
5.2
4.3
-10.3
-17.9
43.1
54.4
97.7
101.2
231.8
143.9
0
50
100
150
200
250
136.7
123.6
105.6
94.5
115.9
115.2
128.4
68.9
48.5
78.1
18.8
29.7
24.1
12.1
44.5
9.2
23.9
24.5
31.1
35.3
80.1
-15.5
17.6
18.4
18.1
-3.9
1.0
-13.3
14.6
56.8
209.8
255.7
386.4
282.2
308.7
0
100
200
300
400

Domestic Retail
Net Revenue and Income before Income Taxes
Appendix:
Retail stock brokerage
commissions, commissions for
distribution of investment trusts,
domestic distribution volume of
investment trusts, retail foreign
currency bond sales, etc: P24
Domestic Client Assets: P25
Domestic Client Assets Net Asset
Inflow: P26
Number of Accounts: P27
Third Quarter Achievements:P32
*Nomura Securities ( P24)
(billions of yen) (billions of yen)
Net revenue of 115.9 billion yen (+22.6% QoQ, -15.2% YoY). Income before income taxes of 46.9 billion yen
(+66.4% QoQ, -36.7% YoY). Domestic Client Assets increased by 3.8 trillion yen to 81.5 trillion yen.
Commissions for distribution of investment trusts* grew 40.9% QoQ to 33.7 billion yen, reflecting the strong sales of existing investment trusts offering frequent distributions as well as newly-launched products. The steady growth of assets in stock investment trusts pushed investment trust administration fees to 12.1 billion yen, the eighth consecutive quarterly increase.
Retail stock brokerage commissions increased 19.8% QoQ to 22.6 billion yen.
Record high commissions for distribution of investment trusts* since FY March 2002
Full Year Full Year Quarter Quarter
3Q 4Q 1Q 2Q 3Q
Commissions
104.1 155.2 174.0 269.4 85.5 77.7 63.0 50.8 63.6 25.2% -25.5%
Sales credit
95.7 97.8 73.7 109.0 32.3 24.5 23.8 20.1 26.7 32.8% -17.2%
Fees from investment banking
15.0 26.1 24.5 26.4 8.0 8.9 3.5 6.5 8.9 35.8% 10.1%
Investment trust administration fees and other
32.0 21.8 26.1 34.4 9.1 10.1 10.6 11.3 12.1 7.1% 33.8%
Net interest revenue
2.4 4.9 6.1 7.4 1.9 2.3 4.7 5.7 4.5 -20.5% 141.7%
Net revenue
249.3 305.8 304.4 446.5 136.7 123.6 105.6 94.5 115.9 22.6% -15.2%
Non-interest expenses
213.6 226.2 223.2 249.3 62.6 72.2 63.1 66.3 69.0 4.0% 10.2%
Income before income taxes
35.7 79.5 81.2 197.2 74.1 51.4 42.5 28.2 46.9 66.4% -36.7%
FY2005.3 FY2006.3 FY2003.3 FY2004.3 YoY QoQ
FY2006.3 FY2007.3
74.1
51.4
46.9
28.2
42.5
94.5
105.6
123.6
136.7
115.9
0
50
100
150
304.4 305.8
249.3
197.2
81.2
79.5
35.7
0
100
200
300
400
500
Net interest revenue
Investment trust administration
fees and other
Fees from investment banking
Sales credit
Commissions
Income before income taxes
446.5

Global Markets
Appendix:
Third Quarter
Achievements: P32
Market Share Data: P34
Value at Risk : P35
Net Revenue and Income before Income Taxes
Notes 1: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
2: Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.
(billions of yen) (billions of yen)
Net revenue was 78.1 billion yen (+61.0% QoQ, -32.2% YoY). Income before income taxes was 24.1 billion yen (+27.7 billion yen QoQ, -60.4% YoY).
Net revenue from Fixed Income climbed 176.8% QoQ to 51.8 billion yen due to a recovery in order flow for interest rate and currency-linked structured bonds.
Equity net revenue decreased 3.1% QoQ to 23.3 billion yen, reflecting weak trading revenue from MPO transactions and block trades.
Fixed income revenue recovered significantly
Quarter Quarter
Full Year Full Year
3Q 4Q 1Q 2Q 3Q
Fixed Income
154.0 174.0 119.8 173.8 54.1 62.0 30.8 18.7 51.8 176.8% -4.1%
Equity
82.0 110.2 90.2 168.5 53.3 57.2 34.0 24.0 23.3 -3.1% -56.3%
Other
0.0 0.0 33.1 28.8 7.8 9.3 4.1 5.7 3.0 -48.1% -62.1%
Net revenue
236.0 284.1 243.1 371.1 115.2 128.4 68.9 48.5 78.1 61.0% -32.2%
Non-interest expenses
142.4 163.3 182.9 213.4 54.3 62.4 54.6 52.1 53.9 3.6% -0.6%
Income before income taxes
93.6 120.8 60.2 157.7 60.9 66.0 14.3 -3.6 24.1 - -60.4%
YoY QoQ FY2005.3 FY2006.3
FY2007.3 FY2006.3
FY2003.3 FY2004.3
93.6
120.8
60.2
157.7
236.0
284.1
243.1
371.1
0
50
100
150
200
250
300
350
400
Other
Equity
Fixed Income
Income before
income taxes
24.1
-3.6
14.3
66.0
60.9
78.1
48.5
68.9
128.4
115.2
0
20
40
60
80
100
120
140
160

3Q 4Q 1Q 2Q 3Q
Net revenue
69.1 70.9 75.4 99.7 35.3 31.1 18.8 29.7 24.1 -18.9% -31.7%
Non-interest expenses
56.4 53.7 46.2 48.1 12.0 14.2 13.2 13.4 13.2 -1.9% 9.6%
Income before income taxes
12.8 17.2 29.2 51.5 23.3 17.0 5.6 16.3 10.9 -32.9% -53.1%
YoY QoQ FY2005.3 FY2006.3
FY2007.3 FY2006.3
FY2003.3 FY2004.3
99.7
75.4
70.9
69.1
51.5
29.2
17.2
12.8
0
20
40
60
80
100
120
Net revenue
Income before
income taxes
24.1
29.7
18.8
31.1
35.3
10.9
16.3
5.6
17.0
23.3
0
10
20
30
40
Global Investment Banking
Appendix:
Third Quarter
Achievements: P32
League Tables: P33
Market Share Data: P34
Net Revenue and Income before Income Taxes
Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
(billions of yen)
*  Since we began USGAAP quarterly
reporting in the fiscal year ended
March 2002.
** Thomson Financial
Net revenue of 24.1 billion yen (-18.9% QoQ, -31.7% YoY), Income before income taxes of 10.9 billion yen
(-32.9% QoQ, -53.1% YoY).
In equity-related underwriting, we acted as lead manager for such large deals as the public offerings from Aeon and Toyota Motor, and a CB issue from Sharp.
We ranked number one in the Equity and Equity-Related (Japan) league table** for CY 2006, marking the fourth consecutive year in the top spot.
In M&A, we acted as financial advisor on the consolidation of Sumitomo Corporation’s lease businesses (TOB for Sumisho Lease), and the Toshiba Ceramics
MBO.
In overseas deals, we acted as joint bookrunner for Infosys Technologies’ global offering, and the IPO for Sistema-Hals, a major Russian real estate company.
Bookrunner deal value a record USD 7.3 billion*
(billions of yen)
Full Year Full Year Quarter Quarter

Global Merchant Banking
Appendix:
Effect of consolidation /
deconsolidation of certain
PE investee companies
(Non-interest Expenses) :
P23
Business exposure: P28
Net Revenue and Income before Income Taxes
(billions of yen) (billions of yen)
Net revenue of 9.2 billion yen (-79.2% QoQ, -88.5% YoY), income before income taxes of 6.7 billion yen
(-83.9% QoQ, -91.4% YoY).
Booked gains and losses including the impact fromTerra Firma’s sale of a partial stake in an investee company.
Steady progress in exits
Quarter Quarter Full Year Full Year
3Q 4Q
1Q
2Q 3Q
Net revenue
-6.6 10.7 7.3 68.2 80.1 -15.5 12.1 44.5 9.2 -79.2% -88.5%
Non-interest expenses
8.6 10.2 10.4 12.8 2.5 5.5 2.3 3.1 2.6 -16.4% 1.8%
Income before income taxes
-15.3 0.5 -3.0 55.4 77.6 -21.0 9.8 41.5 6.7 -83.9% -91.4%
FY2007.3
FY2003.3 FY2004.3
FY2006.3
FY2005.3 FY2006.3 QoQ YoY
-6.6
10.7
7.3
68.2
-15.3
0.5
-3.0
55.4
0
30
60
90
Net revenue
Income before
income taxes
80.1
-15.5
12.1
44.5
9.2
6.7
9.8
-21.0
77.6
41.5
0
30
60
90

Asset Management
Appendix:
Assets Under
Management: P29,30
Asset Management
Related Data: P31
Net Revenue and Income before Income Taxes
Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
**As of December 31, 2006
(billions of yen) (billions of yen)
Net revenue of 24.5 billion yen (+2.9% QoQ, +35.8% YoY). Income before income taxes of 12.2 billion yen
(+9.9% QoQ, +94.7% YoY). Total assets under management increased by 2.6 trillion yen to 25.6 trillion yen**.
In addition to the growth in profits resulting from the increase in assets under management, both calendar year-end performance fees and unrealized gains from seed money for new product development were booked.
Sales of My Story Profit Distribution-type Fund and other investment trusts offering frequent distributions, as well as newly-launched investment trusts such as the
Asia Attractive Dividend Stock Fund were strong.
Net assets in funds for bank customers up 385.6 billion yen QoQ to 1.5 trillion yen**, while net assets in Nomura Global 6 Assets Diversified Fund distributed through Japan Post rose 102.1 billion yen QoQ to 349.0 billion yen**.
Record high net revenue and income before income taxes*
* Since we began US GAAP quarterly
reporting in the fiscal year ended March
2002.
Full Year Full Year Quarter Quarter
3Q 4Q
1Q
2Q 3Q
Net revenue
40.4 40.3 49.0 65.8 18.1 18.4 17.6 23.9 24.5 2.9% 35.8%
Non-interest expenses
36.3 39.8 39.0 45.2 11.8 12.7 12.4 12.8 12.4 -3.2% 4.7%
Income before income taxes
4.0 0.5 10.0 20.6 6.2 5.7 5.2 11.1 12.2 9.9% 94.7%
YoY QoQ
FY2007.3 FY2006.3
FY2005.3 FY2006.3 FY2003.3 FY2004.3
65.8
49.0
40.3
40.4
20.6
4.0
0.5
10.0
0
20
40
60
80
Net revenue
Income before income
taxes
24.5
23.9
17.6
18.4
18.1
6.2
5.7
5.2
11.1
12.2
0
5
10
15
20
25
30

Non-interest Expenses (Business Segment Total)
Note: All non-interest expense figures shown on this slide exclude the effects of consolidation/deconsolidation of certain private equity investee companies.
See P23 for more details.
Compensation and Benefits
Appendix:
Effect of Consolidation /
Deconsolidation of Certain PE
Investee Companies(Non-
interest Expenses): P23
Number of Employees: P36
(billions of yen)
(billions of yen)
Non-interest expenses (business segment total) of 164.8 billion yen (+4.3% QoQ, +6.6% YoY)
Compensation and benefits increased 10% QoQ to 82.8 billion yen with the growth in earnings.
3Q 4Q 1Q 2Q 3Q
FY2004.3 FY2005.3 FY2006.3
FY2007.3 FY2006.3
114.4
113.6
150.5
142.4
151.1
160.7
264.7
311.3
256.9
0
50
100
150
200
250
300
350
(billions of yen)
43.5
46.2
37.7
33.4
40.9
41.0
41.5
41.7
41.9
41.9
75.2
79.5
87.7
84.5
82.8
Fixed-type compensation and benefits
Variable-type compensation and
benefits
1
Full Year Quarter
3Q 4Q 1Q 2Q 3Q
Compensation and benefits
256.9 264.7 311.3 84.5 87.7 79.5 75.2 82.8 10.0% -2.0%
Commissions and floor brokerage
18.9 22.1 31.4 8.1 9.3 9.8 10.1 11.8 16.2% 45.8%
Information processing and communications
79.9 80.9 89.1 20.8 27.3 23.0 27.3 27.2 -0.6% 30.8%
Occupancy and related depreciation
53.7 50.8 50.8 12.4 14.3 13.4 12.9 13.5 5.3% 9.5%
Business development expenses
22.8 26.2 30.6 7.0 9.6 7.2 9.2 8.4 -8.2% 19.9%
Other
72.4 76.6 94.7 21.8 32.8 22.4 23.3 21.1 -9.4% -3.3%
Total
504.0 521.4 607.8 154.5 180.9 155.3 158.0 164.8 4.3% 6.6%
YoY QoQ FY2004.3 FY2005.3 FY2006.3
FY2006.3 FY2007.3
504.0
607.8
521.4
0
100
300
400
500
600
700
Other
Business development
expenses
Occupancy and related
depreciation
Information processing
and communications
Commissions and floor
brokerage
Compensation and
benefits
158.0
155.3
180.9
154.5
164.8
50
100
150
200
250
0
200

Appendix

FY2007.3
1-3Q
Net income (lhs)
168.0 119.9 172.3 94.7 304.3 142.7
ROE (rhs)
11.1% 7.4% 10.1% 5.2% 15.5% 8.9%
*
Net income per basic share (yen)
85.6 61.3 88.8 48.8 159.0 74.9
Shareholders' equity per share (yen)
816.5 846.4 919.7 962.5 1,083.2 1,159.2
* Annualized
FY2006.3 FY2005.3 FY2002.3 FY2003.3 FY2004.3
0%
5%
10%
15%
20%
304.3
94.7
172.3
119.9
168.0
11.1%
10.1%
15.5%
7.4%
5.2%
0
100
200
300
400
Net income (lhs)
ROE (rhs)
Net Income and ROE
(billions of yen)
8.9%
142.7
Full Year
1Q-3Q

Consolidated Income (Annually)
(billions of yen)
*FY2002.3 includes 3.5 billion yen for equity in earnings (losses) of affiliates, 294.9 billion yen in product sales (PFG investee company), 177.1 billion yen in revenue from rental business
(PFG investee company), and 116.3 billion yen gain from sale of PFG investee company.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
Full Year
1Q-3Q
FY2006.3 FY2007.3
1-3Q 1-3Q
Commissions
140.0 141.6 210.2 222.0 356.3 238.8
229.8 -3.8%
Fees from investment banking
75.3 81.8 87.0 92.3 108.8 67.4
73.6 9.2%
Asset management and portfolio service fees
110.0 79.3 66.2 78.5 102.7 70.5
101.9 44.6%
Net gain on trading
162.2 172.3 229.0 201.7 304.2 205.2 192.5 -6.2%
Gain (loss) on private equity investments
232.5 -14.4 13.1 7.7 12.3 7.4 47.5 544.6%
Interest and dividends
500.5 368.7 343.3 401.4 693.8 532.4 703.1 32.1%
Gain (loss) on investments in equity securities
-55.9 -41.3 55.9 15.3 67.7 64.6
-20.7
-
Private equity entities product sales
- 6.2 17.6 75.1 88.2 70.4
71.5 1.5%
Other*
660.8 13.4 23.6 32.3 58.8 31.8
61.3 93.0%
1,825.4 807.7 1,045.9 1,126.2 1,792.8 1,288.5 1,460.5 13.4%
504.0 241.4 242.8 327.0 647.2 468.5 680.7 45.3%
1,321.4 566.3 803.1 799.2 1,145.7 819.9 779.8 -4.9%
1,148.4 518.9 520.4 594.4 700.1 501.3 541.2 8.0%
173.0 47.4 282.7 204.8 445.6 318.6 238.6 -25.1%
- - - - 99.4
16.8
- -
Income before income taxes
173.0 47.4 282.7 204.8 545.0
335.4
238.6 -28.9%
168.0 119.9 172.3 94.7 256.6 173.8
142.7 -17.9%
- - - - 47.7 1.8 - -
Net income
168.0 119.9 172.3 94.7 304.3 175.7
142.7 -18.8%
Net income from discontinued operations
Net income from continuing operations
Revenue
FY2002.3 FY2003.3
Non-interest expenses
Income from continuing operations before income taxes
FY2006.3
Income from discontinued operations before income taxes
Total revenue
Net revenue
YoY
Interest expense
FY2005.3 FY2004.3

Consolidated Income (Quarterly)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March
31, 2006.
1Q 2Q 3Q 4Q 1Q 2Q 3Q
Commissions
55.2 77.5 106.2 117.5 79.6 66.1 84.2 27.4% -20.7%
Fees from investment banking
14.7 24.1 28.6 41.5 14.4 26.9 32.3 20.1% 13.1%
Asset management and portfolio service fees
19.9 24.9 25.6 32.2 29.7 35.5
36.7 3.5% 43.5%
Net gain on trading
70.8 43.8 90.6 99.0 55.8 47.5
89.2 87.5% -1.6%
Gain (loss) on private equity investments
-2.5 2.2 7.6 5.0 9.8 27.5 10.2 -62.8% 34.3%
Interest and dividends
132.9 183.3 216.2 161.4 207.9 232.3 262.9 13.2% 21.6%
Gain (loss) on investments in equity securities
-2.8 31.2 36.2 3.1 -20.5 -0.0 -0.2 - -
Private equity entities product sales
24.5 22.0 23.9 17.8 21.0 21.7 28.8 32.5% 20.3%
Other
6.9 5.7 19.1 27.0 4.2 11.7
45.4 286.7% 137.4%
319.6 414.8 554.0 504.4 401.7 469.2
589.5 25.6% 6.4%
132.1 142.2 194.2 178.7 195.8 218.2 266.6 22.2% 37.3%
187.5 272.6 359.8 325.7 205.9 251.0 322.9 28.7% -10.2%
158.4 160.3 182.5 198.7 172.5 177.9 190.8 7.3% 4.5%
29.1 112.3 177.2 127.0 33.4 73.1 132.1 80.8% -25.5%
1.6 5.3 9.9 82.6 - - - - -
Income before income taxes
30.7 117.6 187.1 209.6 33.4 73.1
132.1 80.8% -29.4%
9.1 60.7 104.0 82.8 20.1 43.5
79.1 81.7% -24.0%
-0.8 0.2 2.4 45.9 - - - - -
Net income
8.3 60.9 106.5 128.6 20.1 43.5 79.1 81.7% -25.7%
Net income from continuing operations
Net income from discontinued operations
Net revenue
Non-interest expenses
Income from continuing operations before income taxes
Income from discontinued operations before income taxes
YoY
Revenue
Total revenue
Interest expense
FY2007.3 FY2006.3
QoQ

Main Revenue Items (Annually)
(billions of yen)
*Includes net interest revenue
Full Year 1Q-3Q
Commissions
Fees from
Investment
Banking
Asset Management
and Portfolio
Service Fees
Net Gain on
Trading*
FY2006.3 FY2007.3
1-3Q 1-3Q
Stock brokerage commissions (Domestic Retail)
48.2 92.1 103.0 153.6 109.3
69.4
-36.5%
Stock brokerage commissions (Other)
29.3 45.4 40.2 79.5 38.9
43.1
10.8%
Other brokerage commissions
7.6 12.2 13.0 14.3 11.0
6.6
-39.8%
Commissions for distribution of investment trusts
30.5 37.3 41.7 85.1 59.5
81.9
37.7%
Other
26.0 23.2 24.1 23.8 20.1 28.8 43.0%
Total
141.6 210.2 222.0 356.3 238.8
229.8
-3.8%
Equity underwriting commissions
24.6 44.7 49.1 57.3 35.2
41.8
18.9%
Bond underwriting commissions
37.0 26.4 20.5 21.2 12.6
13.8
9.9%
M&A/Financial advisory fees
16.8 15.8 22.6 30.3 19.5
17.6
-9.6%
Other
3.4 0.1 0.1 0.1 0.1
0.3 185.9%
Total
81.8 87.0 92.3 108.8 67.4
73.6
9.2%
Asset management fees
60.2 44.2 51.1 68.5 47.4
74.0
56.3%
Administration fees
10.0 12.1 16.1 20.6 13.5
16.8
23.9%
Custodial fees
9.1 9.9 11.3 13.6 9.6 11.2 16.4%
Total
79.3 66.2 78.5 102.7 70.5
101.9
44.6%
Bonds and other
133.6 152.3 120.9 150.9 114.5
121.1
5.8%
Equity
35.9 75.2 76.8 148.1 87.1
73.3
-15.8%
Gain on merchant banking trading
2.8 1.5 4.0 5.2 3.6
-2.0
-
Net interest revenue
127.3 100.4 74.3 46.6 63.9
22.4 -64.9%
Total
299.6 329.4 276.0 350.8 269.1
214.9
-20.1%
FY2005.3 FY2006.3 YoY FY2003.3 FY2004.3

Main Revenue Items (Quarterly)
(billions of yen)
*Includes net interest revenue
Commissions
Fees from
Investment
Banking
Asset Management
and Portfolio
Service Fees
Net Gain on
Trading*
1Q 2Q 3Q 4Q 1Q 2Q 3Q
Stock brokerage commissions (Domestic Retail)
20.8 34.6 53.9 44.2 28.0 18.8 22.6 19.8% -58.1%
Stock brokerage commissions (Other)
8.0 14.2 16.7 40.6 13.8 11.8 17.4 47.5% 4.3%
Other brokerage commissions
2.8 2.2 6.0 3.3 2.7 1.9
1.9 -0.1% -67.8%
Commissions for distribution of investment trusts
17.5 19.6 22.4 25.6 25.8 23.1 33.0 42.5% 47.1%
Other
6.1 6.9 7.2 3.7 9.2 10.3 9.3 -10.3% 29.7%
Total
55.2 77.5 106.2 117.5 79.6 66.1
84.2 27.4% -20.7%
Equity underwriting commissions
4.9 12.4 17.9 22.1 6.3 16.2 19.4 19.9% 8.5%
Bond underwriting commissions
3.6 4.7 4.2 8.6 2.9 4.2
6.7 60.7% 58.8%
M&A/Financial advisory fees
6.2 6.9 6.4 10.8 5.2 6.4 6.1 -4.3% -4.8%
Other
0.1 0.0 0.1 0.0 0.0 0.2 0.1 -38.3% 58.7%
Total
14.7 24.1 28.6 41.5 14.4 26.9
32.3 20.1% 13.1%
Asset management fees
13.5 16.1 17.8 21.1 21.7 23.9 28.4 18.6% 59.4%
Administration fees
3.4 5.9 4.2 7.1 4.5 7.8
4.4 -43.2% 6.2%
Custodial fees
3.1 2.9 3.6 4.0 3.6 3.7 3.9 4.5% 8.3%
Total
19.9 24.9 25.6 32.2 29.7 35.5 36.7 3.5% 43.5%
Bonds and other
31.7 24.4 58.4 36.4 26.7 34.4 60.0 74.5% 2.8%
Equity
38.9 15.4 32.8 61.0 31.7 12.7 28.9 128.0% -11.7%
Gain on merchant banking trading
0.2 4.0 -0.6 1.6 -2.6 0.4
0.2 -55.7%
-
Net interest revenue
0.8 41.1 22.0 -17.3 12.1 14.1 -3.7
- -
Total
71.6 85.0 112.5 81.7 67.8 61.6 85.5 38.7% -24.1%
YoY QoQ
FY2006.3 FY2007.3

(billions of yen)
Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (Annually)
Notes: 1. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
2. In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
3. In April  2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
4. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
5. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
Full Year 1Q-3Q
FY2006.3 FY2007.3
1-3Q 1-3Q
35.7 79.5 81.2 197.2 145.8
117.6 -19.4%
93.6 120.8 60.2 157.7 91.7
34.9 -62.0%
12.8 17.2 29.2 51.5 34.6 32.8 -5.2%
-15.3 0.5 -3.0 55.4 76.4 58.0 -24.1%
4.0 0.5 10.0 20.6 14.9 28.5 91.1%
130.8 218.5 177.5 482.5 363.4 271.6 -25.3%
-41.6 7.0 10.1 -30.5 -12.7
24.4
-
89.2 225.5 187.6 452.0 350.7 296.0 -15.6%
-43.0 54.7 8.4 59.3 56.5
-38.6
-
1.2 2.4 8.9 -65.7 -88.7 -18.9
-
Income from continuing
operations before income taxes
47.4 282.7 204.8 445.6 318.6 238.6 -25.1%
Income from discontinued
operations before income taxes
- - -
99.4 16.8
- -
Total 47.4 282.7 204.8 545.0 335.4
238.6 -28.9%
Unrealized gain (loss) on investments in equity
securities held for relationship purposes
Effects of consolidation/deconsolidation of
certain private equity investee companies
FY2003.3 FY2004.3
Other
Segment Total
FY2005.3 FY2006.3 YoY
US GAAP
Domestic Retail
Global Markets
Global Investment Banking
Global Merchant Banking
Asset Management
5 Business Segment Total

Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (Quarterly)
(billions of yen)
Notes: 1. In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
2. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
3. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended
March 31, 2006.
1Q 2Q 3Q 4Q 1Q 2Q 3Q
30.3 41.4 74.1 51.4 42.5 28.2 46.9 66.4% -36.7%
-0.7 31.5 60.9 66.0 14.3 -3.6 24.1
-
-60.4%
2.2 9.1 23.3 17.0 5.6 16.3 10.9 -32.9% -53.1%
-5.9 4.7 77.6 -21.0 9.8 41.5 6.7 -83.9% -91.4%
4.0 4.7 6.2 5.7 5.2 11.1 12.2 9.9% 94.7%
29.9 91.4 242.1 119.1 77.5 93.4
100.8 7.9% -58.4%
7.6 -9.9 -10.3 -17.9 -23.0 4.3 43.1 902.8%
-
37.4 81.5 231.8 101.2 54.4 97.7
143.9 47.3% -37.9%
-11.0 31.3 36.3 2.8 -20.6 -4.8
-13.1
- -
2.7 -0.5 -90.8 23.0 -0.4 -19.8 1.3
- -
29.1 112.3 177.2 127.0 33.4 73.1 132.1 80.8% -25.5%
1.6 5.3 9.9 82.6
- - -
- -
30.7 117.6 187.1 209.6 33.4 73.1 132.1 80.8% -29.4%
QoQ YoY
FY2006.3 FY2007.3
Income from continuing
operations before income taxes
Income from discontinued
operations before income taxes
Total
Unrealized gain (loss) on investments in equity
securities held for relationship purposes
Effects of consolidation/deconsolidation of
certain private equity investee companies
Other
Segment Total
US GAAP
Domestic Retail
Global Markets
Global Investment Banking
Global Merchant Banking
Asset Management
5 Business Segment Total

Segment “Other” Income (Loss) before Income Taxes
(billions of yen)
* “Others” for the FY2003.3 period includes 21.2 billion yen of impairment loss on investment of affiliates.
Full Year
Quarter
1Q 2Q 3Q 4Q 1Q 2Q 3Q
-41.6 7.0 10.1 -30.5 7.6 -9.9 -10.3 -17.9 -23.0 4.3 43.1
-6.2 -12.8 -9.7 -64.8 -2.8 -8.5 -17.6 -36.0 -11.4 -14.0 -11.9
1.7 1.2 6.9 8.4 8.2 -0.1 0.0 0.3 0.1 4.8 13.0
-3.8 8.5 7.3 27.8 2.7 2.9 8.3 13.9 3.3 6.1
39.0
-9.4 -10.7 4.5 -7.4 0.5 -3.7 -3.6 -0.6 -7.2 3.7 -5.9
-23.9 20.7 1.0 5.5 -1.1 -0.6 2.6 4.5 -7.9 3.7
8.9
FY2007.3
FY2006.3
FY2006.3
FY2003.3 FY2004.3 FY2005.3
Corporate items
Others*
"Other" income before income taxes
Net gain/loss on trading related to
economic hedging transactions
Realized Loss/gain on investment in
equity securities held for relationship
purposes
Equity in losses/earnings of affiliates

Consolidated Balance Sheet
(billions of yen)
Mar. 31, 2006 Dec. 31, 2006 Mar. 31, 2006 Dec. 31, 2006
Cash and cash deposits
1,556 1,033
Short-term borrowings
692 795
Payables and deposits
1,240 1,284
Loans and receivables
1,364 1,645
Collateralized financing
20,263 21,281
Trading liabilities
6,528 6,106
Collateralized agreements
17,028 17,818
Other liabilities
642 638
Long-term borrowings
3,599 4,611
13,697 14,705
Total liabilities
32,963 34,716
Other assets
1,381 1,725
Shareholders' equity
Total shareholders' equity
2,063
2,210
Total assets
35,026
36,926
Total liabilities and shareholders' equity
35,026
36,926
Assets Liabilities
Trading assets and private equity
investments

Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies (Non-interest Expenses)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued
during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
Full Year Quarter
3Q 4Q 1Q 2Q 3Q
Compensation and benefits
259.3 275.0 325.4 87.9 91.2 82.8 79.1
86.7
Fixed-type compensation and benefits
144.3 159.6 170.4
43.2 43.8 43.8 44.3 44.3
Segment total 142.4 151.1 160.7
41.0 41.5 41.7 41.9 41.9
Private equity investee companies
1.9 8.5 9.7 2.2 2.3 2.1 2.4
2.4
Variable-type compensation and benefits
115.0 115.4 155.0
44.7 47.4 39.0 34.8 42.4
Segment total 114.4 113.6 150.5
43.5 46.2 37.7 33.4 40.9
Private equity investee companies 0.6 1.8 4.5
1.2 1.2 1.2 1.4 1.5
Commissions and floor brokerage
19.2 23.9 32.9 8.5 9.7 10.3 10.3
12.0
Segment total
18.9 22.1 31.4
8.1 9.3 9.8 10.1 11.8
Private equity investee companies 0.3 1.8 1.5
0.4 0.4 0.4 0.2 0.2
Information processing and communications
80.0 81.4 89.6 21.0 27.4 23.2 27.4
27.3
Segment total
79.9 80.9 89.1 20.8 27.3 23.0 27.3
27.2
Private equity investee companies 0.1 0.5 0.5
0.2 0.1 0.2 0.1 0.1
Occupancy and related depreciation 54.2 53.5 55.0
13.4 15.2 14.4 13.7 14.6
Segment total 53.7 50.8 50.8 12.4 14.3 13.4 12.9
13.5
Private equity investee companies 0.5 2.7 4.3 1.0 0.9 1.0 0.9
1.1
Business development expenses 23.1 28.2 32.8
7.6 10.2 7.8 9.8 9.2
Segment total 22.8 26.2 30.6 7.0 9.6 7.2 9.2 8.4
Private equity investee companies 0.3 2.0 2.2 0.6 0.6 0.6 0.6
0.8
Other 73.3 87.6 115.4
30.5 38.0 22.7 25.7 23.6
Segment total
72.4 76.6 94.7
21.8 32.8 22.4 23.3 21.1
Private equity investee companies
0.9 11.0 20.8 8.7 5.3 0.3 2.4 2.5
Private equity entities cost of goods sold 11.9 44.7 48.8 13.7 7.1 11.4 11.8
17.4
Total non-interest expenses 520.4 594.4 700.0
182.5 198.7 172.5 177.9 190.8
Segment total
504.0 521.4 607.8
154.5 180.9 155.3 158.0 164.8
Private equity investee companies
16.4 73.0 92.2 28.0 17.8 17.2 19.9 26.0
FY2007.3
FY2004.3 FY2005.3 FY2006.3
FY2006.3

* Nomura Securities
Domestic Retail Related Data (1)
Full Year Quarter
1Q 2Q 3Q 4Q 1Q 2Q 3Q
Retail stock brokerage commissions (billions of yen)
48.2 92.1 103.0 153.6 20.8 34.6 53.9 44.2 28.0 18.8 22.6
Commissions for distribution of investment trusts* (billions of yen)
34.9 46.9 49.9 95.9 19.5 20.9 26.8 28.6 28.0 23.9 33.7
Bond investment trusts commission
16.9 11.1 6.4 3.5 1.1 0.8 0.7 0.8 0.6 0.7 0.5
Stock investment trusts commission
11.6 21.5 31.6 74.2 14.8 16.9 19.1 23.4 23.2 22.1 32.3
Foreign investment trusts commission
6.4 14.2 11.9 18.2 3.7 3.2 7.0 4.4 4.2 1.1 0.9
Domestic distribution volume of investment trusts (trillions of yen)
11.9 13.7 14.2 20.5 3.9 4.7 6.3 5.7 5.0 4.7 5.6
Bond investment trusts
8.6 10.1 10.4 14.3 2.6 3.4 4.4 3.9 3.3 3.0 3.9
Stock investment trusts
1.3 1.6 2.3 4.5 0.9 1.0 1.2 1.4 1.3 1.4 1.6
Foreign investment trusts
2.1 2.1 1.4 1.7 0.4 0.3 0.6 0.4 0.3 0.2 0.2
Other (billions of yen)
Outstanding value of annuity insurance policies (end of the period)
166.6 261.6 446.4 683.3 504.3 562.7 632.8 683.3 791.0 861.1 927.3
Sales of JGBs for individual investors (transaction base)
101.3 1,271.6 1,290.6 747.8 206.4 179.6 186.4 175.4 189.0 187.3 130.4
Retail foreign currency bond sales
2,284.7 1,990.0 1,154.4 1,119.2 304.8 340.7 268.6 205.1 166.4 195.9 184.5
FY2007.3 FY2006.3
FY2004.3 FY2005.3 FY2003.3 FY2006.3

Domestic Retail Related Data (2)
*Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and Financial Management Division.
Domestic Client Assets*
**Includes CBs and warrants
***Includes variable annuity insurance
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006
Equities 17.1 28.9 33.5 49.3 45.6 45.7 47.7
Foreign currency bonds 3.7 4.0 4.0 3.6 3.5 3.5 3.4
Domestic bonds** 8.5 10.0 11.8 13.1 13.4 13.6 14.4
Stock investment trusts 2.2 3.0 3.3 5.3 5.3 5.8 6.8
Bond investment trusts 6.5 5.5 4.9 4.5 4.3 4.3 4.5
Overseas mutual funds 1.1 1.6 1.9 2.3 2.2 2.2 2.2
Other*** 1.6 1.7 1.9 2.3 2.5 2.4 2.6
Total
40.6 54.8 61.2 80.5 76.7 77.7 81.5
40.6
54.8
61.2
80.5
76.7
77.7
81.5
0
20
40
60
80
100
Other***
Overseas mutual funds
Bond investment trusts
Stock investment trusts
Domestic bonds**
Foreign currency bonds
Equities
(trillions of yen)

Domestic Retail Related Data (3)
*Domestic Client Assets excluding portion from regional financial institutions
Note: Net Asset Inflow = Asset Inflow – Asset Outflow
(billions of yen)
Full Year Quarter
Domestic Client Assets Net Asset Inflow *
1Q 2Q 3Q
FY2003.3
FY2007.3
FY2004.3 FY2005.3 FY2006.3
1,788
3,391
6,749
4,581
0
2,000
4,000
6,000
8,000
2,042
1,009
1,340

Domestic Retail Related Data (4)
*Total of Domestic Retail and Financial Management Division
**IT share is total of cash stock transaction and kabushiki-mini-toshi (odd lot stock investment).
Number of Accounts* / IT Share**
(thousands of accounts)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006
Accounts with balance
3,418 3,460 3,678 3,780 3,815 3,859 3,900
Equity holding accounts
1,311 1,379 1,680 1,745 1,767 1,806 1,819
Nomura Home Trade (online trading accounts)
1,141 1,367 1,716 1,969 2,029 2,094 2,155
1Q 2Q 3Q
(thousands of accounts)
237 297 425 343 86 94 102
IT share**
No. of orders
41% 49% 52% 55% 54% 56% 55%
Transaction value
14% 22% 24% 27% 28% 26% 26%
FY2004.3 FY2005.3
FY2007.3
New accounts (individual)
FY2006.3 FY2003.3

Global Merchant Banking Related Data
Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP) and Nomura Research & Advisory (NR&A).
2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV).
(billions of yen)
Business Exposure
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006
Japan 20.1 68.9 108.4 59.9 62.7 174.7 161.2
Europe (excluding Terra Firma) 15.9 15.6 23.7 38.8 35.6 33.8 36.3
Sub Total
35.9 84.5 132.1 98.7 98.4 208.5 197.5
Terra Firma 265.7 291.2 325.5 340.4 271.4 294.9 327.0
Total
301.6 375.7 457.6 439.1 369.7 503.3 524.6
35.9
84.5
132.1
98.7 98.4
208.5
197.5
301.6
375.7
457.6
439.1
369.7
503.3
524.6
0
100
200
300
400
500
600
Terra Firma
Europe (excluding Terra Firma)
Japan

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset  Management, Nomura
Funds Research and Technologies, MAINTRUST (Germany), and Nomura Funds Research and Technologies America. Adjusted for
asset overlap amongst group companies. Data till June 30, 2006, include Nomura BlackRock Asset Management.
2.  Nomura Funds Research and Technologies America data as of end of November.
Asset Management Related Data (1)
(trillions of yen)
Total Assets Under Management
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006
23.0
15.9
17.6
17.9
23.1
23.0
25.6
0
5
10
15
20
25
30

Public stock investment trusts Public bond investment trusts
Privately placed investment trusts Domestic investment advisory
Overseas investment advisory
Asset Management Related Data (2)
(trillions of yen)
(trillions of yen)
Nomura Asset Management Assets Under Management
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006
24.5
22.0
20.8
21.0
16.0
15.7
14.2
0
5
10
15
20
25
30
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006
10.7 11.3 10.8 14.0 14.1 14.9 17.3
Public stock investment trusts
3.2 4.5 4.4 6.9 7.3 7.7 9.4
Public bond investment trusts
7.3 6.3 5.6 5.6 5.3 5.3 5.8
Privately placed investment trusts
0.2 0.4 0.8 1.5 1.5 1.9 2.1
3.6 4.4 5.1 7.0 6.7 7.1 7.2
Domestic investment advisory
2.9 3.0 3.2 4.0 3.8 3.9 3.7
Overseas investment advisory 0.7 1.4 2.0 3.0 3.0 3.2 3.5
14.2 15.7 16.0 21.0 20.8 22.0 24.5
1Q 2Q 3Q
0.8 0.1 -0.1 1.0 0.9 0.2 1.2
Exclude ETF
0.2 -0.1 0.2 1.4 0.4 0.7 1.1
-3.1 -1.0 -0.7 0.0 -0.3 0.0 0.4
0.1 0.1 0.3 0.5 0.1 0.3 0.2
-2.2 -0.7 -0.5 1.5 0.7 0.5 1.8
Public bond investment trusts
< Net Asset Inflows>
FY2006.3 FY2005.3 FY2003.3
Privately placed investment trusts
Net Asset Inflows
<Assets Under Management>
FY2007.3
Public stock investment trusts
Investment advisory
Total
FY2004.3
Investment trusts

Asset Management Related Data (3)
AUM of Products
Supplied to Banks
and Japan Post
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006
Stock investment trusts
3.2 4.5 4.4 6.9 7.3 7.7 9.4
Bond investment trusts
7.3 6.3 5.6 5.6 5.3 5.3 5.8
Public stock investment trusts, Nomura's share (%)
19% 19% 15% 15% 16% 16% 17%
Public bond investment trusts, Nomura's share (%)
40% 40% 42% 42% 42% 42% 43%
Stock investment trusts
16.3 23.3 28.9 45.0 46.1 49.8 55.7
Bond investment trusts
18.1 15.8 13.5 13.5 12.7 12.5 13.3
Source: Investment Trusts Association, Japan
Market Total
Nomura Asset
Management
Domestic Public
Investment Trust
Market and Nomura
Asset Management
Market Share
AUM in Key Funds
(billions of yen)
Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006 Dec. 31, 2006
Banks*
330 791 883 1,082 1,468
Japan Post
0 90 167 247 349
*excluding The Nomura Trust & Banking
My Story Profit Distribution-type Fund (6 Times/Year) B
0 454 651 922 1,291
Global REIT Open
18 307 377 450 590
Nomura Multi-currency Japan Stock Fund
0 384 417 464 438
Nomura Japan Stock Strategic Fund (Big Project - N)
353 441 392 383 378
Asia Attractive Dividend Stock Fund
0 0 0 0 354
Nomura Global REIT Fund
0 225 241 293 337
Nomura Fund Masters Global Bond B
165 317 294 281 270
Nomura All-In-One Fund
0 0 0 213 263
Nomura US High Yield Bond Income
345 319 272 258 240
Nomura Japan-US REIT Fund
3 18 37 90 231

Third Quarter Achievements
Large International Bond Underwritings
Dexia Municipal Agency (France):  approx. 200 billion yen
Loan-related Business: approx. 70 billion yen
Equity Derivatives: Completed 18 fund derivative contracts (total amount: 190 million euros)
Nomura Capital Investment:
Provided loan (approx. 30 billion yen) in conjunction with refinancing of Daiei debt held by IRCJ
Provided loan (21.25 billion yen) to DA Office Investment
Major Deals
IPO Kyoei Steel: 20.9 billion yen, Nifty: 14.6 billion yen
PO Toyota Motors: 296.1 billion yen, Aeon: 206.3 billion yen, Toyota Tsusho: 63.9 billion yen, Hokuhoku
Financial Group: 43.4 billion yen
CB Sharp: 200 billion yen, Ricoh: 55 billion yen, Nomura Research Institute: 50 billion yen
MPO/HPO Zecs: 10 billion yen; total of 4 deals for 14.5 billion yen (based on resolution dates)
SB Orix: US dollar-denominated unsecured SB (global dollar bond) USD 1 billion
Toshiba: Unsecured SB (total: 100 billion yen), Seven Bank: Unsecured SB (total: 60 billion yen)
M&A Sumitomo Corp.’s TOB for Sumisho Lease as part of consolidation of lease business: 192.9 billion yen
Toshiba Ceramics MBO : 119.4 billion yen
Hitachi Metals TOB for NEOMAX: 97 billion yen
Overseas Deals: Infosys Technologies (major Indian IT company) global offering: USD 1.6 billion
Sistema-Hals (major Russian real estate company) IPO: USD 430 million
Sales of New Investment Trusts
Asia Attractive Dividend Stock Fund (launched Nov. 15, 2006) 351.8 billion yen (as of December 31, 2006)
Nomura US High Yield Corporate Bond Fund (launched Nov. 30, 2006) 125.5 billion yen (as of December 31, 2006)
Nomura Japan REIT Fund (launched Dec. 18, 2006) 53.2 billion yen (as of December 31, 2006)
Domestic
Retail
Global
Markets
Global
Investment
Banking
Joinvest
Securities
June September December
Number of Accounts
40,156 61,554 75,562
Number of Margin Trading Account
1,224 3,182 5,805
Monthly Transaction Value (millions of yen)
54,919 177,096 316,303
Monthly Margin Transaction Value 19,472 100,698 191,666
2006

League Tables
Source: Thomson Financial
Proceeds
(USD mil)
Mkt. Share
No. of
Deals
Rank Value
(USD mil)
Mkt. Share
No. of
Deals
1 Nomura 20,500.6 30.2% 111 1 Goldman Sachs 48,864.0 32.4% 21
2 Daiwa Securities SMBC 12,749.9 18.8% 100 2 UBS 32,865.4 21.8% 31
3 Nikko Citigroup 10,482.3 15.4% 58 3 Merrill Lynch 29,414.4 19.5% 16
4 Goldman Sachs 8,507.8 12.5% 16 4 Citigroup 28,793.7 19.1% 32
5 Mizuho Financial Group 4,401.1 6.5% 47 5 Nomura 28,184.2 18.7% 154
6 Merrill Lynch 2,702.6 4.0% 12 6 Mizuho Financial Group 25,991.9 17.3% 123
7 UBS 2,413.1 3.6% 10 7 Daiwa Securities SMBC 21,935.6 14.6% 128
8 Morgan Stanley 2,346.0 3.5% 6 8 Deutsche Bank 19,250.3 12.8% 8
9 Mitsubishi UFJ Financial Group 1,324.0 2.0% 33 9 Dresdner Kleinwort 19,169.9 12.7% 4
10 Shinko Securities 777.3 1.1% 35 10 Greenhill&Co,LLC 18,799.9 12.5% 1
Proceeds
(JPY mil)
Mkt. Share
No. of
Issues
Proceeds
(JPY mil)
Mkt. Share
No. of
Issues
1 Nikko Citigroup 705,117.9 21.3% 57 1 Mizuho Securities 1,433,392.0 28.9% 70
2 Nomura 298,446.2 9.0% 17 2 Daiwa Securities SMBC 1,001,361.5 20.2% 63
3 Mizuho Financial Group 294,437.0 8.9% 13 3 Mitsubishi UFJ Securities 846,716.7 17.1% 46
4 Daiwa Securities SMBC 289,592.5 8.7% 16 4
Nomura
785,239.0 15.9% 51
5 Barclays Capital 249,100.0 7.5% 20 5 Nikko Citigroup 484,433.0 9.8% 31
6 Merrill Lynch 248,935.2 7.5% 7 6 Goldman Sachs 169,957.5 3.4% 4
7 Morgan Stanley 248,310.3 7.5% 9 7 Merrill Lynch 48,488.7 1.0% 6
8 Deutsche Bank 241,468.5 7.3% 7 8 Shinko Securities 42,000.0 0.9% 4
9 UBS 182,893.9 5.5% 13 9 UBS 25,000.0 0.5% 2
10 Mitsubishi UFJ Financial Group 157,361.0 4.8% 6 10 Morgan Stanley 23,331.0 0.5% 1
Global & Euro Yen Bonds Domestic Straight Bonds (excluding self-funding)
R
a
n
k
Bookrunner
Jan. 1, 2006 - Dec. 31, 2006
R
a
n
k
Bookrunner
Apr. 1, 2006 - Dec. 31, 2006
Global Equity & Equity-related (Japan) Any Japanese Involvement Financial Advisors
Announced deals, value base
R
a
n
k
Bookrunner
Jan. 1, 2006 - Dec. 31, 2006
R
a
n
k
Advisor
Jan. 1, 2006 - Dec. 31, 2006

Market Share Data
(trillions of yen)
Secondary Market
Share Data
Primary Market
Share Data
Full Year Quarter
1Q 2Q 3Q
Individual Equity Agency Transactions Share
Market 52.0 105.9 144.7 308.3
74.2 58.7 60.6
Nomura's share
16% 10% 8% 7%
5% 4% 5%
Off-floor/Off-exchange Equity Trading Share
Off-floor market
33.2 31.9 33.2 48.6
13.9 9.5 12.3
Off-exchange
14.1 19.3 21.1 30.5
9.6 9.8 10.6
Nomura's share
20% 16% 17% 21%
22% 18% 21%
JGB Auction Share
Market 68.1 74.4 80.1 80.7
21.1 21.2 21.8
Nomura's share
15% 16% 18% 11%
12% 9% 11%
Bond Secondary Trading Share
Market
1,129 1,235 1,361 1,296
355 329 334
Nomura's share
14% 16% 15% 13%
12% 10% 10%
FY2007.3
1-3Q
(accumulated)
Global Equity and Equity-related Japan
Nomura's share
30% 30% 25%
26%
31%
Japanese IPO
Nomura's share
11% 27% 32%
20%
18%
Japanese PO
Nomura's share 50% 33% 25%
27%
38%
Convertible Bonds
Nomura's share 13% 28% 19%
34%
34%
Global and Euro Yen Bonds
Nomura's share
21% 31% 23% 23%
7%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura's share
26% 19% 17% 18%
13%
Source: Thomson Financial (Value base)
FY2006.3 FY2005.3
FY2007.3
FY2006.3 FY2003.3 FY2004.3 FY2005.3
FY2003.3 FY2004.3

Value at Risk
Definition
99% confidence level (2.33 standard dev.)
1-day time horizon for outstanding portfolio
Inter-product price fluctuations considered
From April 3, 2006 to December 29, 2006 (billions of yen)
Maximum: 9.4
Minimum: 5.8
Average: 7.4
(billions of yen)
Equity 1.5 3.3 3.0 6.0 5.4 6.0 5.6
Interest Rate 2.3 2.0 2.8 3.3 4.1 3.5 4.0
Foreign Exchange
0.2 0.5 0.7 1.4 1.5 1.3 1.4
Sub-total
4.0 5.8 6.5 10.7 11.0 10.9 11.0
Diversification Benefit
-0.9 -1.9 -2.4 -3.7 -3.8 -3.5 -3.9
VaR 3.1 3.9 4.1 7.0 7.1 7.3 7.2
Mar. 2006 Dec. 2006 Mar. 2003 Mar. 2004 Mar. 2005 Sep. 2006 Jun. 2006

Number of Employees
*Excludes employees of private equity investee companies
Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Dec. 2006
+/- From
Mar. 2006
Japan (excluding FA, SA)*
9,258 9,148 9,190 9,354 9,893 +539
Japan (FA, SA)
1,986 1,915 1,875 1,948 2,213 +265
Europe
1,389 1,403 1,535 1,515 1,576 +61
Americas 797 866 1,026 1,073 1,008 -65
Asia/Oceania
616 655 718 778 838 +60
Total
14,046 13,987 14,344 14,668 15,528 +860

37 Nomura Holdings, Inc. www.nomura.com